Exhibit 3.123

RESTATEMENT

OF THE

ARTICLES OF INCORPORATION

OF

GATEWAY HEALTH ALLIANCE, INC.

Pursuant to Title 13.1, Chapter 9, Article 11 of the Code of Virginia, as amended, Gateway Health Alliance, Inc., a corporation organized and existing under the laws of the Commonwealth of Virginia, states as follows:

1.              The name of the corporation prior to the restatement is Gateway Health Alliance, Inc.

2.              The restatement contains an amendment to the Articles of Incorporation.

3.              The Amended and Restated Articles of Incorporation are attached hereto.

4.              The restatement was proposed by the board of directors and submitted to the sole shareholder in accordance with the provisions of Title 13.1, Chapter 9 of the Code of Virginia on the 1st day of January, 2017, and the restatement was adopted by unanimous consent by the sole shareholder.

Executed this the 1st day of January, 2017.

GATEWAY HEALTH ALLIANCE, INC.

By:	/s/ Melissa Waddey
Name:	Melissa Waddey
Its:	President

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF GATEWAY HEALTH ALLIANCE, INC.

Pursuant to Title 13.1, Chapter 9, Article 11 of the Code of Virginia, as amended, Gateway Health Alliance, Inc., a corporation organized and existing under the laws of the Commonwealth of Virginia, hereby restates and amends its Articles of Incorporation as follows:

1.              Name. The name of the corporation is Gateway Health Alliance, Inc.

2.              Purpose. The purpose of the Corporation is to facilitate the development of an integrated healthcare delivery system, to market insurance products, and to provide utilization review services and claims services. The Corporation shall be entitled to engage in any other business and shall have all powers not prohibited by law or required to be stated in the amended and restated articles of incorporation.

3.              Authorized Capital. The aggregate number of shares that the Corporation shall have authority to issue is 1,000 shares of Common Stock, having a par value of $.01 per share.

4.              Registered Office; Registered Agent: The registered office is located at 4701 Cox Road, Suite 285, Glen Allen, VA 23060. The registered agent is CT Corporation System and is located in the county of Henrico.

5.              Board of Directors. The number of directors constituting the Board of Directors is three (3). The number of directors may be fixed by the bylaws, or in the absence of such a Bylaw, shall be three (3).

6.              Indemnification. The Corporation shall indemnify its directors and officers, whether serving the Corporation or, at its request, any other entity, to the full extent and under the procedures permitted by the laws of the Commonwealth of Virginia now or hereafter in force. In addition, the Corporation may advance and reimburse expenses and obtain insurance to the full extent and under the procedures permitted by law. The Corporation shall indemnify its other employees and agents, and may advance and reimburse expenses and obtain insurance, to the extent and under the procedures authorized by the Board of Directors of the Corporation and permitted by law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law.